Exhibit 99.1

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

AND AVAILABILITY OF INVESTOR MATERIALS

notice is hereby given that the Annual Meeting of Unitholders of Brookfield Canada Office Properties (the “Trust” or “BOX”) will be held at the Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario on Monday, April 25, 2016 at 1:30 p.m., Toronto time, for the following purposes:

1)	to receive the consolidated financial statements of the Trust for the fiscal year ended December 31, 2015, including the external auditor’s report;
2)	to elect Trustees who will serve until the end of the next annual meeting of unitholders; and
3)	to appoint the external auditor who will serve until the end of the next annual meeting of unitholders and authorize the Trustees to set the external auditor’s remuneration.

We will also consider other business that may properly come before the meeting or any adjournment thereof. You have the right to vote at the Annual Meeting of Unitholders if you were a BOX unitholder as at the close of business on Wednesday, March 14, 2016. Before casting your vote, we encourage you to review our Management Proxy Circular dated March 14, 2016 (the “Circular”). A discussion of the matters under consideration at the meeting starts on page 6 of the Circular.

Under Canadian securities laws, we are not required to distribute physical copies of the Circular and our 2015 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2015) (collectively, the “Meeting Materials”) to our investors. Instead, we are posting electronic versions of such materials on a website for investor review – a process known as “notice and access”. Electronic copies may be accessed on our website at www.brookfieldcanadareit.com or on BOX’s SEDAR profile at www.sedar.com.

Should you wish to receive paper copies of the Meeting Materials prior to the meeting, or have any questions regarding the use of notice-and-access by the Trust, please contact us at 1-855-212-8243 or investor.relations@brookfield.com and we will send them within three business days of your request. We must receive your request no later than 5:00 p.m., Toronto time, on April 15, 2016 to ensure you will receive paper copies in advance of the deadline to submit your vote.

Information for Registered Unitholders

We must receive your vote by no later than 5:00 p.m., Toronto time, on Wednesday, April 20, 2016 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting. You have a number of options to vote your proxy:

•	Cast your vote on the Internet at www.cstvotemyproxy.com
•	Fax your signed proxy to (416) 368-2502 or 1-866-781-3111
•	Return your signed proxy by mail using the enclosed business reply envelope
•	Scan and send your signed proxy to proxy@canstockta.com

Information for Non-Registered Unitholders

Non-registered unitholders will have received a voting instruction form with this notice. If you do not wish to attend and vote at the meeting (or have another person attend and vote on your behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

Toronto, Ontario March 14, 2016	By Order of the Board of Trustees DEBORAH R. ROGERS Secretary

BROOKFIELD CANADA OFFICE PROPERTIES
MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

PART ONE	Voting Information	2
	Who Can Vote	2
	Principal Holders of Voting Units	2
	Q & A on Proxy Voting	3

PART TWO	Business of the Meeting	6
	1. Receiving the Consolidated Financial Statements	6
	2. Election of Trustees	6
	3. Appointment of External Auditor	9

PART THREE	Governance Practices	10
	Board of Trustees	10
	Committees of the Board	13
	Evaluation of Board and Committees	15
	Communication and Disclosure Policies	15
	Code of Business Conduct and Ethics	15
	Board and Management Responsibilities	16
	Trustee Term Limits and Board Renewal	17
	Representation of Women on the Board and in Executive Officer Positions	17

PART FOUR	REPORT ON TRUSTEE COMPENSATION AND EQUITY OWNERSHIP	17
	Trustee Compensation	17
	Deferred Trust Unit Plan	18
	Ownership Guidelines	18
	Trustee Compensation Tables	18

PART FIVE	Report on Executive Compensation	20
	Asset Management Agreement	20
	Performance Graphs	22
	Compensation of Named Executive Officers	24
	Approach to Risk Management	26

PART SIX	Other Information	26
	Indebtedness of Trustees, Officers and Employees	26
	Liability of Trustees	26
	Trustees’ and Officers’ Liability Insurance	26
	Interest of Management and Others in Material Transactions	27
	Availability of Disclosure Documents	27
	Other Business	27
	Trustees’ Approval	28

APPENDIX A	GOVERNANCE GUIDELINES	29

BROOKFIELD CANADA OFFICE PROPERTIES
MANAGEMENT PROXY CIRCULAR

PART ONE – VOTING INFORMATION

In this Management Proxy Circular (“Circular”), the “Trust”, “BOX”, “we”, “us” and “our” refers to Brookfield Canada Office Properties and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.

This Circular is provided in connection with the solicitation by the management of BOX of proxies to be used at the Annual Meeting of Unitholders of the Trust (the “Meeting”) referred to in the accompanying Notice of Annual Meeting of Unitholders and Availability of Investor Materials (the “Notice”) to be held at the Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario on Monday, April 25, 2016 at 1:30 p.m., Toronto time.

The solicitation of proxies by this Circular is being made by or on behalf of the management of the Trust and the total cost of solicitation will be borne by the Trust. The solicitation will be made by sending proxy and meeting materials to unitholders by mail and e-mail, and by posting materials on our website at www.brookfieldcanadareit.com and on our SEDAR profile at www.sedar.com pursuant to notice-and-access. Proxies may also be solicited personally or by telephone by regular employees of the Trust at nominal cost.

The information in this Circular is given as at March 14, 2016, unless otherwise indicated. All financial information in this Circular is in Canadian dollars, unless otherwise indicated.

Who Can Vote

At March 14, 2016, we had a total of 26,257,667 trust units outstanding and 67,088,022 special voting units outstanding. If you are a holder of trust units or special voting units of record at the close of business on March 14, 2016, the record date (the “Record Date”) established for the receipt of meeting materials and for voting in respect of the Meeting, you will be entitled to one vote in respect of each such unit held on all matters that come before the Meeting or any adjournment thereof either in person, or by proxy.

For a description of the procedures to be followed to direct the voting of units that are held in the name of a bank, trust company, securities dealer, broker, trustee or other person (each, an “Intermediary”), please refer to the answer to the question “If my units are not registered in my name but are held in the name of an Intermediary, how do I vote my units?” on page 5 of this Circular.

PRINCIPAL HOLDERS OF VOTING UNITS

To our knowledge, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, securities of BOX entitled to vote at the Meeting carrying more than 10% of the votes attached to any class of outstanding securities of BOX is Brookfield Property Partners L.P. (“BPY”), which, as of March 14, 2016, (1) through its indirect subsidiary Brookfield Property Split Corp., owns 10,564,117 trust units and 13,720,000 special voting units, and (2) through Brookfield Office Properties Inc. (“BPO”), an indirect subsidiary of BPY, and 1211460 Ontario Limited, a subsidiary of BPO, owns 53,368,022 special voting units. Through these holdings, BPY indirectly owns approximately 83% of the Trust, approximately 57% of which is held indirectly through BPO.

BPO is a division of BPY, a global commercial property company that owns, operates and invests in best-in-class office, retail, industrial, multifamily, hospitality and triple net lease assets. BPO owns, develops and manages premier office properties in the United States, Canada, Australia and Europe. Its portfolio is comprised of interests in 125 properties totaling 90 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

Brookfield Canada Office Properties | 2016 Management Proxy Circular	2

Q & A ON PROXY VOTING

Q:	What am I voting on?
A:	Holders of trust units and special voting units are voting on (i) the election of the Board of Trustees; and (ii) the appointment of the external auditor and authorizing the Trustees to set the external auditor’s remuneration. Each of the foregoing must be approved by a majority of the votes cast by the holders of trust units and special voting units, collectively, who vote in respect of the resolutions.

Q:	Who is entitled to vote?
A:	Holders of trust units and special voting units as at the close of business on March 14, 2016 are entitled to vote. Each trust unit and special voting unit entitles the holder to one vote on the items of business identified above.

Q:	How do I vote?
A:	If you are a registered unitholder, you may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a unitholder, to represent you as proxyholder and vote your units at the Meeting. If your units are held in the name of an Intermediary, please refer to the answer to the question “If my units are not registered in my name but are held in the name of an Intermediary, how do I vote my units?” on page 5 for voting instructions.

Q:	What if I plan to attend the Meeting and vote in person?
A:	If you are a registered unitholder and plan to attend the Meeting on Monday, April 25, 2016 and wish to vote your units in person at the Meeting, please register with CST Trust Company upon arrival at the Meeting. Your vote will be taken and counted at the Meeting. If your units are held in the name of an Intermediary, please refer to the answer to the question “If my units are not registered in my name but are held in the name of an Intermediary, how do I vote my units?” on page 5 for voting instructions.

Q:	What if I sign the form of proxy sent to me?
A:	Signing the form of proxy gives authority to T. Jan Sucharda, who is a Trustee of BOX, or Bryan K. Davis, who is Chief Financial Officer of BOX, or to another person you have appointed, to vote your units at the Meeting.

Q:	Can I appoint someone other than these individuals to vote my units?
A:	Yes. You have the right to appoint a person or company other than the BOX individuals named on the form of proxy to be your proxyholder; the person or company does not need to be another unitholder. Write the name of this person or company, who need not be a unitholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your units. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of CST Trust Company.

Q: What do I do with my completed proxy?

A:	Return it to BOX’s transfer agent, CST Trust Company, in the envelope provided, via e-mail to proxy@canadastockta.com or by fax at (416) 368-2502 or 1-866-781-3111 by no later than 5:00 p.m., Toronto time, on Wednesday, April 20, 2016 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

Q:	Can I vote by Internet?
A:	If you are a registered unitholder, go to www.cstvotemyproxy.com and follow the instructions. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m., Toronto time, on Wednesday, April 20, 2016 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

Brookfield Canada Office Properties | 2016 Management Proxy Circular	3

Q:	What is notice-and-access?
A:	The Trust is using the “notice-and-access” system adopted by the Canadian Securities Administrators for the delivery of meeting materials through the Trust’s website. Under the notice-and-access system, the Trust is not required to send this Circular and the Trust's 2015 Annual Report (which includes management's discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2015) (collectively, the “Meeting Materials”) to our investors. Instead, we are posting electronic versions of the Meeting Materials on our website, www.brookfieldcanadareit.com. This is in line with the Trust’s commitment to environmental stewardship as it reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides unitholders with faster access to information about the Trust.

The Trust has mailed the Notice and a form of proxy or voting instruction form (collectively, the “Proxy Materials”) to those unitholders who had previously been receiving a paper copy of the Meeting Materials. Unitholders have the ability to access the Meeting Materials on the Trust’s website at www.brookfieldcanadareit.com or on BOX’s SEDAR profile at www.sedar.com. Unitholders may also request a paper copy of the materials by calling our toll-free number at 1-855-212-8243 or sending an email to investor.relations@brookfield.com. To facilitate timely delivery in advance of the voting deadline, all requests for paper copies of the Meeting Materials must be received no later than 5:00 p.m., Toronto time, on April 15, 2016.

Q:	How can I request e-mail delivery of investor materials?
A:	Unitholders can opt for electronic distribution of all investor materials. To do so, you should complete the request for electronic delivery of materials form enclosed with the Notice that you received and return it to CST Trust Company by mail, P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3; or by facsimile at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting CST Trust Company’s website: www.canstockta.com/electronicdelivery.

Q:	How will my units be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting, as applicable, your units in accordance with your directions on any ballot that may be called for, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your trust units will be voted accordingly. In the absence of such directions, proxies received by management will be voted in favour of the election of Trustees of the Board and the appointment of the external auditor and authorizing the Trustees to set the external auditor’s remuneration.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?
A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of BOX knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	If I change my mind, can I submit another proxy or take back my proxy once I have given it?
A:	Yes. If you are a registered unitholder and wish to submit another proxy, you may deliver another properly executed form of proxy bearing a later date and depositing it as described above. If you wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the unitholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Secretary of BOX at the following address no later than 5:00 p.m., Toronto time, on Wednesday, April 20, 2016 or to the Chairman on the day of the Meeting, Monday, April 25, 2016, or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting:

Brookfield Canada Office Properties | 2016 Management Proxy Circular	4

Deborah R. Rogers

Secretary

Brookfield Canada Office Properties

Brookfield Place, 181 Bay Street, Suite 330

Toronto, ON M5J 2T3

A non-registered unitholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote previously given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Q:	Who counts the votes?
A:	BOX’s transfer agent, CST Trust Company, counts and tabulates the proxies.

Q:	If I need to contact the transfer agent, how do I reach them?
A:	For general unitholder enquiries, you can contact CST Trust Company at:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

or by telephone: (416) 682-3860

within Canada and the United States toll free at 1-800-387-0825 or by fax: 1-888-249-6189 or (514) 985-8843

or by email: inquiries@canstockta.com

Q:	If my units are not registered in my name but are held in the name of an Intermediary, how do I vote my units?
A:	In many cases, trust units which are beneficially owned by a non-registered unitholder (a “Non-Registered Unitholder”) are registered either:

(a)	in the name of an Intermediary that the Non-Registered Unitholder deals with in respect of the units such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a depositary (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

As required by Canadian securities legislation, you will have received from your Intermediary a voting instruction form for the number of units you beneficially own.

Since BOX has limited access to the names of its Non-Registered Unitholders, if you attend the Meeting BOX may have no record of your unitholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your name in the space provided on the voting instruction form and return it by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with CST Trust Company upon arrival at the Meeting.

In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Trust has distributed copies of the Proxy Materials to those Non-Registered Unitholders who have requested them, to the depositary and Intermediaries for onward distribution to Non-Registered Unitholders and has made the Meeting Materials available on our website at www.brookfieldcanadareit.com and on BOX’s SEDAR profile at www.sedar.com.

Brookfield Canada Office Properties | 2016 Management Proxy Circular	5

Non-Registered Unitholders who have not waived the right to receive the Proxy Materials will receive a voting instruction form. The purpose of this form is to permit Non-Registered Unitholders to direct the voting of the units they beneficially own. Non-Registered Unitholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

If the Non-Registered Unitholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Unitholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Unitholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Non-Registered Unitholders who have not objected to their Intermediary disclosing certain information about them to BOX are referred to as “NOBOs”, whereas Non-Registered Unitholders who have objected to their Intermediary disclosing ownership information about them to BOX are referred to as “OBOs”. Management of BOX does not intend to pay for Intermediaries to forward the Meeting Materials to OBOs. BOX has chosen not to distribute the Meeting Materials to OBOs and such unitholders will not receive the Proxy Materials unless their Intermediaries assume the cost of delivery.

PART TWO – BUSINESS OF THE MEETING

We will be addressing three items at the Meeting:

1.	Receiving the consolidated financial statements of the Trust for the fiscal year ended December 31, 2015, including the external auditor’s report;
2.	Electing Trustees who will serve until the end of the next annual meeting of unitholders; and
3.	Appointing the external auditor who will serve until the end of the next annual meeting of unitholders and authorizing the Trustees to set the external auditor’s remuneration.

We will also consider other business that may properly come before the Meeting. As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, you or your proxyholder can vote your units on these items as you, he or she sees fit.

1.	Receiving the Consolidated Financial Statements

Our annual financial statements for the fiscal year ended December 31, 2015 are included in our 2015 Annual Report. The 2015 Annual Report will be placed before you and other unitholders at the Meeting.

2.	Election of Trustees

The Board of Trustees recommends that the seven Trustee nominees be elected at the Meeting to serve as Trustees of the Trust until the next annual meeting of unitholders or until their successors are elected or appointed. All of the persons elected as members of the Board of Trustees at the last annual meeting of unitholders on April 20, 2015, other than Dennis Friedrich, are standing for re-election. In addition, G. Mark Brown, who was appointed as a Trustee in January 2016, is standing for election.

Brookfield Canada Office Properties | 2016 Management Proxy Circular	6

Unless directed otherwise, the individuals designated in the enclosed form of proxy intend to cast the votes to which the units represented by such proxy are entitled in favour of the proposed nominees whose names are set forth below.

We believe that all of the proposed nominees will be able to serve as Trustees. If a proposed nominee is unable to serve as a Trustee for any reason prior to the Meeting, the individuals designated in the enclosed form of proxy, unless directed to withhold from voting in the election of Trustees, reserve the right to vote for any other proposed nominee at their discretion.

Majority Voting for Trustees

The Board of Trustees has adopted a policy stipulating that, if the total number of units voted in favour of the election of a Trustee nominee at a unitholders’ meeting represents less than a majority of the total units voted and withheld for that Trustee, the nominee will submit his or her resignation immediately after the meeting for the Governance and Nominating Committee’s consideration. That committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be made within 90 days of the meeting disclosed to the public by news release. This policy does not apply in circumstances involving contested Trustee elections.

The following table sets out the names of the seven persons nominated for election as Trustees to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in BOX held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected or appointed a Trustee of BOX and the approximate number of units of each class (and other derivative securities including deferred trust units) of BOX and its subsidiaries that each nominee has advised BOX were beneficially owned, directly or indirectly, or subject to control or direction by that person at March 14, 2016.

Colum Bastable Age: 69 Toronto, Ontario, Canada Trustee since: 2010 (Independent) (a)	Mr. Bastable has been Chairman, Cushman & Wakefield Ltd., a commercial real estate broker and consultancy company, since 2009. Prior to this he was President and Chief Executive Officer of Cushman & Wakefield LePage Inc. since 2005. Mr. Bastable joined Royal LePage Limited in 1976 as Vice President, Finance. In 1981, he became Chief Financial Officer and in 1987 became Executive Vice President responsible for all of Royal LePage's commercial operations. In 1993, Mr. Bastable was appointed President and Chief Executive Officer of Royal LePage Limited and Managing Partner, Commercial Real Estate Services, Brascan Corp.

Board/Committee Membership	Attendance		Total %	Other Public Board Membership
Board of Trustees	4 of 4	100%	100%	Slate Retail REIT	2014 – Present
Audit Committee	4 of 4	100%
Governance and	4 of 4	100%
Nominating Committee (Chair)

Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)
—	13,986	13,986

G. Mark Brown Age: 50 Dobbs Ferry, New York, U.S.A. Trustee since: 2016 (Not Independent)	Mr. Brown has been Global Chief Investment Officer of BPO since July 2012. Previously he was Head of Global Strategic Initiatives and Finance of BPO, prior to which he was Senior Vice President, Strategic Initiatives and Finance of BPO since 2005.

Board/Committee Membership	Attendance		Total %	Other Public Board Membership
—	—	—	—	Brookfield DTLA Fund Office Trust Investor Inc.	2013 - Present

Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)
—	—	—

Brookfield Canada Office Properties | 2016 Management Proxy Circular	7

Thomas F. Farley Age: 60 Palm Desert, CA, USA Trustee since: 2010 (Not Independent)	Mr. Farley has been the Chair of BOX since June 2011, prior to which he was Chief Executive Officer of BOX since its formation in May 2010. In addition, Mr. Farley was the President and Global Chief Operating Officer of BPO from June 2011 until May 31, 2014, at which time he retired. Prior to his retirement from BPO, he also served as President and Chief Executive Officer, Canadian Commercial Operations of BPO beginning in January 2009 and President and Chief Operating Officer, Canadian Commercial Operations beginning in November 2003.

Board/Committee Membership	Attendance		Total %	Other Public Board Membership
Board of Trustees (Chair)	4 of 4	100%	100%	Slate Retail REIT	2014 – Present

Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)
16,983	–	16,983

Roderick D. Fraser Age: 75 Kingston, Ontario, Canada Trustee since: 2010 (Independent) (a)	Dr. Fraser is President Emeritus and Professor of Economics Emeritus of the University of Alberta and prior to that served as its President and Vice-Chancellor from 1995-2005. Prior to joining the University of Alberta, Dr. Fraser served in various positions at Queen’s University in Kingston, including terms as Dean of the Faculty of Arts and Science and Vice-Principal (Resources). Dr. Fraser is an officer of the Order of Canada and a Trustee of Aga Khan University.

Board/Committee Membership	Attendance		Total %	Other Public Board Membership
Board of Trustees	4 of 4	100%	100%	None
Governance and	4 of 4	100%
Nominating Committee

Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)
—	13,986	13,986

Paul D. McFarlane Age: 73 Mississauga, Ontario, Canada Trustee since: 2010 (Independent) (a)	Mr. McFarlane is a corporate director. He retired from a Canadian chartered bank in December 2002 after more than 40 years of service. From 1994 until his retirement, he served as Senior Vice President, Risk Management Division, Head Office, from 1986 to 1993 he served as Vice President and prior to that he held numerous branch, regional and head office positions.

Board/Committee Membership	Attendance		Total %	Other Public Board Membership
Board of Trustees	4 of 4	100%	100%	None
Audit Committee (Chair)	4 of 4	100%
Governance and	4 of 4	100%
Nominating Committee

Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)
—	16,784	16,784

Susan L. Riddell Rose Age: 51 Calgary, Alberta Canada Trustee since: 2013 (Independent)(a)	Ms. Riddell Rose is President and Chief Executive Officer of Perpetual Energy Inc., a natural gas exploration and development company, and its predecessor, Paramount Energy Trust since 2002. Prior to that she was employed by Paramount Resources Ltd. in various capacities from 1990 until 2002, culminating in the position of Corporate Operating Officer. Ms. Riddell Rose is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists and is a Governor of the Canadian Association of Petroleum Producers. Ms. Riddell Rose is also actively involved with a number of not-for-profit organizations including: United Way of Calgary, the Premier’s Council for Alberta’s Promise, the Patrons Council for UNICEF Canada, Queen’s University and initiatives with Ronald McDonald House Southern Alberta.

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Board/Committee Membership	Attendance		Total %	Other Public Board Membership
Board of Trustees	4 of 4	100%	100%	Newalta Corporation	2009 – Present
Audit Committee	4 of 4	100%		Paramount Resources Ltd.	2000 – Present
Governance and	4 of 4	100%		Perpetual Energy Inc.	2002 – Present
Nominating Committee

Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)
—	7,442	7,442

T. Jan Sucharda Age: 55 Toronto, Ontario, Canada Trustee since: 2011 (Not Independent)	Mr. Sucharda has been President and Chief Executive Officer of BOX since June 2011, prior to which he was BPO’s President and Chief Operating Officer, Canadian Commercial Operations since August 2010, Chief Operating Officer, Canadian Commercial Operations since 2009, and Senior Vice President, Strategic Initiatives since 2006.

Board/Committee Membership	Attendance		Total %	Other Public Board Membership
Board of Trustees	4 of 4	100%	100%	None

Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)
2,000(b)	—	2,000

Notes:

(a)	“Independent” refers to the Board’s determination of whether a Trustee nominee is “independent” under the New York Stock Exchange (“NYSE”) listing standards and National Instrument 52-110 - Audit Committees (“NI 52-110”).
(b)	Represents trust units held by spouse.

3.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP (“Deloitte”) as the external auditor of the Trust until the next annual meeting of unitholders and to authorize the Trustees to fix the remuneration to be paid to the external auditor. Deloitte has served as our external auditor since our formation on March 19, 2010.

Unless directed otherwise, the individuals designated in the enclosed form of proxy intend to cast the votes to which the units represented by such proxy are entitled in favour of reappointing Deloitte as external auditor of BOX, to hold office until the next annual meeting of unitholders, and authorizing the Trustees to fix the remuneration to be paid to the external auditors.

Pre-Approval Policies and Procedures

From time to time, Deloitte provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, requires consideration of whether the provision of services other than audit services is compatible with maintaining the external auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

External Auditor Service Fees (By Category)

The following table sets forth information on the fees billed or expected to be billed by Deloitte to BOX relating to the fiscal years ended December 31, 2015 and 2014:

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Service Performed	2015	2014
Audit fees	$685,000	$830,000
Audit related fees (1)	$1,018,100	$1,050,000
Tax fees	–	–
All other fees	–	–
Total fees	$1,703,100	$1,880,000

Note:

(1)	Included in this amount is $1,008,100 (2014 - $1,020,000) related to the audits of various BOX subsidiaries and $10,000 (2014 - $30,000) of non-recurring fees.

Audit fees consisted of fees for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2015 and 2014 and the audit of internal control over financial reporting as of December 31, 2015 and 2014, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees”. Audit-related fees include fees for employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

Tax fees consist of fees for services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

The Audit Committee of the Board of Trustees has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.

PART THREE - GOVERNANCE PRACTICES

Our Board of Trustees oversees the management of our business and affairs. BPO provides asset and property management services to us under management agreements. BPO draws on members of its senior management and other individuals from its affiliates to fulfill its obligations to us. See “Part Five – Report on Executive Compensation”.

Our operating business is carried on by Brookfield Office Properties Canada LP, which holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities. BOPC GP Inc. is the general partner of Brookfield Office Properties Canada LP and, as such, directs the activities of Brookfield Office Properties Canada LP. Our Board of Trustees and the Board of Directors of BOPC GP Inc. comprise the same individuals.

BOARD OF TRUSTEES

Mandate of the Board

The Board encourages sound governance practices designed to promote our well-being and ongoing development, having always as its ultimate objective our long-term interests and the enhancement of value for our unitholders. The Board oversees the management of our business and affairs which is conducted by BPO under our management agreements. In doing so, the Board acts at all times with a view to our best interests. The Board endeavors to enhance unitholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders including our suppliers, customers and the communities in which we operate. In order to fulfill these responsibilities, the Board adopted Governance Guidelines. The Governance Guidelines, which include a detailed mandate for the Board, are reviewed on an annual basis and otherwise as appropriate. A copy of the Governance Guidelines, including position descriptions for the Chair and the Chief Executive Officer, is available on our website at www.brookfieldcanadareit.com and is attached hereto as Appendix A.

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Meetings of the Board

Each Board member is expected to attend all meetings of our Board and any committee of which he or she is a member. The Board may also take action from time to time by unanimous written consent.

Our Board meets at least once in each quarter, with additional meetings held when required. Our Board met four times during 2015 and certain matters were approved by written consent. Attendance at those meetings is shown below and individual Trustee attendance is shown in the tables under the heading “Business of the Meeting - Election of Trustees”.

Board/Committee	Number of Meetings	Attendance
Board of Trustees	4	100%
Audit Committee	4	100%
Governance and Nominating Committee	4	100%
Total and Average for all Meetings	12	100%

Meeting frequency and agendas change from time-to-time depending on opportunities or risks we face. There are four regular meetings of the Board scheduled for 2016. Additional meetings may be called by the Chair, the Chief Executive Officer or any Board member on proper notice.

The Chair is primarily responsible for setting the agenda. Prior to each Board meeting, the Chair discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any Board member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or raise subjects that are not on the agenda for that meeting.

In advance of each Board and committee meeting, members receive the proposed agenda and other materials important to the Board member’s understanding of the matters to be considered. Board members are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Trustee Meetings Without Management

The independent Trustees meet separately from the non-independent Board members at each regularly scheduled Board meeting and whenever otherwise appropriate. Four private sessions of the independent Trustees without management present were held in 2015, one at each regularly scheduled Board meeting. Colum Bastable, an independent Trustee and Chair of Governance and Nominating Committee, serves as chair at such sessions. In addition, the Audit Committee meets without management present after all Audit Committee meetings.

Conflicts of Interest

Each Trustee is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with us. If a Trustee has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

Size and Composition of the Board

Our Board is currently comprised of seven individuals, four of whom are independent.

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The following table describes the independence status of the current Trustees.

Independence Status of Nominated Trustees
Director	Independent	Non- Independent	Reason for Non-Independent Status
Colum Bastable	✓
G. Mark Brown		✓	Mr. Brown is Global Chief Investment Officer of BPO.
Thomas F. Farley		✓	Mr. Farley was the President and Global Chief Operating Officer of BPO, our majority shareholder, until May 31, 2014.
Roderick D. Fraser	✓
Paul D. McFarlane	✓
Susan L. Riddell Rose	✓
T. Jan Sucharda		✓	Mr. Sucharda is our President and Chief Executive Officer.

The Board has determined that Messrs. Bastable, Fraser and McFarlane and Ms. Riddell Rose are independent and do not have any relationships with us.

Each member of our Board must have an understanding of our principal operational and financial objectives, plans and strategies, financial position and performance as well as our performance relative to our principal competitors and must have sufficient time to carry out his or her duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chair of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board of Trustees shall accept such offer of resignation.

Independent Trustees

Our Board considers that its size and composition is appropriate given the diversity of our operations and the need for a variety of experience and backgrounds. The Board believes that a combination of individuals that are independent, individuals related to BPO and one individual drawn from management leads to a constructive exchange in Board deliberations resulting in objective, well-balanced and informed discussion and decision making.

Our Board, with the assistance of the Governance and Nominating Committee, determines whether each Board member is independent. In determining independence, the Board utilizes the definition of “independent” in the NYSE listing standards and in NI 52-110. In making these determinations, our Board examines the results of annual questionnaires completed by each Board member, as well as each individual’s circumstances and his or her relationship to us and our affiliates. For a Board member to be independent, the Board must affirmatively determine that such Board member has no material relationship with us.

While the Chair is not an independent Trustee and there is no lead independent Trustee, the meetings of independent Trustees are led by Colum Bastable, Chairman of the Governance and Nominating Committee. Independent Trustees are free to add items to the agenda of Board or committee meetings or to request the calling of Board meetings and all Trustees are invited to raise issues not on the agenda at any Board or committee meeting. In addition, both committees of the Board are composed entirely of independent Trustees, who may meet any time they deem appropriate without management and non-independent Trustees.

Trustee Orientation and Continuing Education

The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for Board members regarding the role of the Board, its committees and its Board members. Generally, new Board members are provided with materials describing our business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chair to learn about us and our operations. In order to ensure that Board members maintain the skill and knowledge necessary to meet their obligations as Board members, the Board and the committees receive reports from management and third parties from time to time regarding changes in securities laws and regulations and changes in governance practices. In addition, as part of our Board’s regular quarterly meetings, management provides an update of the business conditions in our primary markets.

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Service on Other Boards and Audit Committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must advise the Chair in advance of accepting an invitation to serve on the board of another public company and, as a general rule, Trustees are not allowed to join a board of another public company on which two or more other Trustees of the Trust serve. Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.

Interlocking Board Memberships

Messrs. Bastable and Farley both serve on the Board of Trustees of Slate Retail REIT.

Board Access to Advisors

The Board may at any time retain financial, legal or other advisors at our expense and have the authority to determine the advisors’ fees and other retention terms. Each committee of the Board may retain advisors, at our expense, without the Board’s approval, at any time. Any Board member may, subject to the approval of the Chair, retain an advisor at our expense.

COMMITTEES OF THE BOARD

The Board has two standing committees: the Audit Committee and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for governance matters, the Audit Committee and Governance and Nominating Committee have specific responsibilities for certain aspects of governance as described below. A description of the responsibilities of the Board committee chairs can be found in our Governance Guidelines available on our website at www.brookfieldcanadareit.com and attached hereto as Appendix A.

Our executive officers are employed and compensated by BPO so the Board does not believe that it is necessary to have a separate compensation committee. Our Governance and Nominating Committee oversees the implementation of management and administration services under our Asset Management Agreement and Property Management Agreement, each dated as of May 1, 2010, as amended (collectively, the “Management Agreements”) by monitoring the relationship between our executive officers and the Board and by reviewing any proposed material amendments to or any determination required under those arrangements.

Audit Committee

Our Audit Committee is currently comprised of three individuals, all of whom are independent: Messrs. McFarlane (Chair) and Bastable and Ms. Riddell Rose.

All of the members of the Audit Committee have acquired significant financial experience and exposure to accounting and financial issues through service as senior executive officers and directors of various public and private companies in different sectors, including the financial services industry. In these roles, the members of the Audit Committee have been involved in the supervision of a company’s accounting function, the preparation of financial statements, the assessment and oversight of the external auditors, the oversight of regulatory filings and compliance and the evaluation of internal controls over financial reporting. Messrs. McFarlane and Bastable have also served on the audit committees of various public and private companies. In addition, Mr. Bastable has a business-related university degree. Details of the experience of Messrs. McFarlane and Bastable and Ms. Riddell Rose are contained under the heading “Business of the Meeting - Election of Trustees”. The collective experience and depth of knowledge represented by the members of the Audit Committee provide the Committee with an understanding of the accounting principles used by us, including the application of estimates, accruals and provisions, that is sufficient to allow the Committee to carry out its mandate.

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The Audit Committee is responsible for monitoring BOX’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of our internal and external auditors. The Audit Committee is also responsible for reviewing BOX’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full Board of Trustees. In addition, the Audit Committee is responsible for recommending to the Trust the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors. The Audit Committee meets in separate private sessions with the Trust’s external auditors, without management present, at each meeting to discuss and review specific issues as appropriate.

Our Audit Committee met four times during 2015. Meeting frequency and agendas change from time to time depending on opportunities or risks we face. The charter for the Audit Committee is reviewed annually by the Audit Committee and the Board. A copy of the Audit Committee Charter is included in our Annual Information Form, and additional information required under NI 52-110 is included in the section entitled “Audit Committee Information” of our Annual Information Form which is posted on our website, www.brookfieldcanadareit.com, and is also filed on SEDAR at www.sedar.com. A copy of the Annual Information Form can also be obtained from the Secretary of the Trust as set out under the heading “Availability of Disclosure Documents”.

Governance and Nominating Committee

Our Governance and Nominating Committee is currently comprised of four individuals, all of whom are independent: Messrs. Bastable (Chair), Fraser and McFarlane and Ms. Riddell Rose.

The Governance and Nominating Committee is responsible for reviewing the performance of the Board as a whole on an annual basis, including specifically reviewing areas in which the Board’s effectiveness may be enhanced. It is also responsible for identifying and reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership. Candidates are assessed in relation to the criteria established by the Board to ensure it has the appropriate mix of talents, quality and skills necessary to promote sound governance and an effective Board. Character and behavioural qualities, including reputation and ethical standards are also considered. The Chairman of the Governance and Nominating Committee and/or the Chairman of the Board meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, the potential Trustee must disclose possible conflicts of interest with BOX, and background checks, as appropriate, are completed.

The Governance and Nominating Committee is responsible for reviewing and reporting to the Board on: the charters of each existing committee; the position description for the Chair; the Declaration of Trust, the Governance Guidelines and any other governing policies; and any recommended amendments to such documents. The Committee also reviews all significant proposed related party transactions and situations involving a potential conflict of interest, including any material amendments to or any determinations under our Management Agreements with BPO.

Our Governance and Nominating Committee is also responsible for reviewing and reporting on the compensation of Trustees. The Committee periodically reviews the compensation paid to our independent Trustees, taking into account the complexity of our operations, the risks and responsibilities involved in being a Trustee, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to trustees and directors of comparable entities. Trustees who are employees of BPO or any of its affiliates do not receive compensation for serving as Trustees.

Our Governance and Nomination Committee met four times during 2015. Meeting frequency and agendas change from time to time depending on opportunities or risks we face. The charter for the Governance and Nominating Committee is reviewed annually by the Governance and Nominating Committee and the Board. A copy of the Governance and Nominating Committee charter is available on our website at www.brookfieldcanadareit.com.

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EVALUATION OF BOARD AND COMMITTEES

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual Trustees. The Governance and Nominating Committee, in consultation with the Chair, ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board to ensure they are fulfilling their respective responsibilities and duties as set out in the Governance Guidelines and in the respective committee charters. Each year, a detailed survey is sent to Trustees regarding the effectiveness of the Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the Board and committee structure and processes, the Trust’s strategic direction, the Board’s operational oversight and the Board’s relationship with management. The results of this survey are prepared by the Secretary of the Trust (without identifying individual Trustees) and reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. The Board has decided not to evaluate its individual Board members’ contributions and effectiveness because it believes that doing so will impair the cooperative and productive character of the Board.

COMMUNICATION AND DISCLOSURE POLICIES

We have adopted Brookfield’s Disclosure Policy which summarizes our policies regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that our communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is available on our website at www.brookfieldcanadareit.com.

We endeavour to keep our unitholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about us and ready-access to our published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Board members and management meet with unitholders at our annual meeting and are available to respond to questions at that time. Unitholders who wish to contact the Chairman or any other Trustee can do so through the Secretary of the Trust.

We also maintain an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavour to ensure that the media are kept informed of our developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted Brookfield’s Code of Business Conduct and Ethics (the “Code”). The Board expects all Trustees, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code which formally sets out standards for behaviour and practice. The Code is made available to each new Trustee, officer and employee upon commencement of employment and each year all employees are required to acknowledge compliance with the Code. The Board of Trustees monitors compliance with the Code in part through the whistleblowing procedures described therein which mandate that all Trustees, officers and employees report breaches of the Code and permits them to do so anonymously using the Trust’s third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances in accordance with the Code. Exceptions for Trustees may only be made by the Governance and Nominating Committee and exceptions for employees (other than the Chief Executive Officer) must be approved by the Chief Executive Officer and exceptions for the Chief Executive Officer must be approved by the Chairman of the Board. Any waiver will be disclosed by BOX to the extent required by law, regulation or stock exchange requirement. No waivers have been sought or granted since the adoption of the Code. The Code is reviewed annually by the Board of Trustees and the Governance and Nominating Committee and is posted on our website at www.brookfieldcanadareit.com.

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Board and Management Responsibilities

Board Positions

The positions of Chair of the Board and Chief Executive Officer are separate. Mr. Farley serves as the Chair of the Board and Mr. Sucharda serves as the Chief Executive Officer of BOX. The Board has adopted written position descriptions for the Chair and Chief Executive Officer. These position descriptions are reviewed annually and can be found in the Governance Guidelines which are attached hereto as Appendix A and posted on our website at www.brookfieldcanadareit.com.

The Chair of the Board is principally responsible for overseeing the operations and affairs of the Board. The Chair of the Board is responsible for the following functions: preparing the agenda for each Board meeting in consultation with other members of the Board and the Chief Executive Officer; ensuring Trustees receive the information required to perform their duties; ensuring an appropriate committee structure is in place and assisting the Governance and Nominating Committee in making recommendations for committee appointments; together with the Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, its committees and its individual Trustees; and working with the Chief Executive Officer to monitor progress on strategic planning, policy implementation and succession planning.

The Chief Executive Officer provides leadership to the Trust and, subject to approved policies and direction by the Board, manages the business and affairs of the Trust and oversees the execution of its strategic plan. In addition, the Chief Executive Officer is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Trust; presenting to the Board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesman for the Trust; and together with the Chief Financial Officer, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Trust’s financial reporting and public disclosures.

Management’s Relationship to the Board

The primary responsibility of management is to safeguard BOX’s assets and to create wealth for unitholders. When performance is found to be inadequate, the Board of Trustees has the responsibility to bring about appropriate change. BOX’s governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by its Board of Trustees and its committees.

Management Accountability

Business plans are developed to ensure the compatibility of unitholder, Board of Trustee and management views on strategic direction, performance targets and utilization of unitholders’ equity. A session of the Board of Trustees is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board of Trustees’ approval of the annual business plan provides a mandate for senior management to conduct the affairs of BOX knowing it has the necessary support from the Board of Trustees. Material deviations from the plan are reported to and considered by the Board of Trustees.

Board and Committee Information

The information provided by management to Trustees is considered to be critical to their effectiveness. In addition to the reports presented to the Board of Trustees and committees at their regular and special meetings, the Trustees are kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing BOX’s business plan and the attainment of its objectives. The Trustees periodically assess the quality, completeness and timeliness of information provided by management to the Board of Trustees. Trustees also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of BOX.

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TRUSTEE TERM LIMITS AND BOARD RENEWAL

The Governance and Nominating Committee leads the effort to identify and recruit candidates to join the Board in current and future years. In this context, the Governance and Nominating Committee’s view is that the Board should reflect a balance between the experience and understanding that come with longevity of service on the Board and the need for renewal and fresh perspectives.

We do not impose term limits on our Trustees, nor are there any other mechanisms in place that operate to compel Board turnover. While term limits can help ensure the Board gains a fresh perspective, term limits also serve as an arbitrary mechanism for removing Trustees which can result in valuable, experienced Trustees being forced to leave the Board solely because of length of service. We believe that Trustees should be assessed based on their ability to continue to make a meaningful contribution to the Board. The Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to approved Trustee criteria and recommends changes as appropriate, which, in its view, is a more meaningful way to evaluate the performance of Trustees and to make determinations about whether a Trustee should be removed due to under-performance.

REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

BOX does not have a written policy on the identification and nomination of female executive officers or Trustees, or a target for the number of women in these roles. There is currently one Trustee and five executive officers of BOX who are female. We do not believe that quotas, strict rules or targets necessarily result in the identification or selection of the best candidates for Trustees and executive officers. However, we are mindful of the benefit of diversity in the workplace and on the Board, and the need to maximize our effectiveness and the effectiveness of the Board and the Board’s decision making abilities. Accordingly, we consider both the level of female representation and diversity as essential considerations in the selection process for new Trustees and executive officers, in addition to the expertise and experience required.

PART FOUR - REPORT ON TRUSTEE COMPENSATION AND EQUITY OWNERSHIP

TRUSTEE COMPENSATION

The Board of Trustees’ compensation is designed to attract and retain highly talented and experienced Trustees. This requires that Trustees be fairly and competitively compensated. The Board of Trustees, through its Governance and Nominating Committee, periodically reviews the compensation paid to our outside Trustees, taking into account the complexity of our operations, the risks and responsibilities involved in being a Trustee of the Trust, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to Trustees of comparable companies.

Trustees of BOX who are not officers of BOX or its affiliates (“outside Trustees”) are currently entitled to receive an annual fee of US$100,000 (the “Annual Fee”). The Chairman of the Board of Trustees and the Chairman of the Audit Committee are also entitled to receive a supplemental annual retainer of US$20,000. There are no additional fees paid to Board members for attendance at Board and committee meetings or for membership on standing committees of the Board.

Trustees are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending Board and committee meetings.

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DEFERRED TRUST UNIT PLAN

We have established the Deferred Trust Unit Plan for Non-Executive Trustees to enhance our ability to attract and retain high quality individuals to serve as members of our Board of Trustees and to promote a greater alignment of interests between our outside Trustees and our unitholders.

A deferred trust unit (a “DTU”) is a unit, equivalent in value to a trust unit, credited by means of a bookkeeping entry in our books, to an account in the name of the Trustee. Under the Deferred Trust Unit Plan, outside Trustees have a right to receive a percentage of their Annual Fee in the form of DTUs. The number of DTUs to be credited to a Trustee’s account in each year is calculated by dividing (a) the amount of the Annual Fee that the Trustee has elected to be received in the form of DTUs, by (b) the market value of a trust unit on the dates the Annual Fee is awarded. The Annual Fee is paid in four quarterly installments.

OWNERSHIP GUIDELINES

The Board of Trustees believes that Trustees can better represent BOX’s unitholders if they are unitholders themselves. Accordingly, in February 2011, the Board adopted a policy that at least half of the Annual Fee payable to an outside Trustee will be paid in DTUs of BOX until the number of DTUs accumulated and trust units owned by the Trustee have an aggregate investment cost or current market value equal to three times the then current Annual Fee. Thereafter the Trustee may elect to take all of the Annual Fee in cash or DTUs or some combination thereof.

TRUSTEE COMPENSATION TABLES

Annual Trustee Compensation

In 2015, the outside Trustees received aggregate compensation having a total value of $699,114. This was comprised of cash compensation of $427,236 and DTUs valued at $271,878, as described in further detail below. In 2015, outside Trustees of BOX received a total of $29,390 in Trustees’ reimbursed expenses.

The following table provides details of the compensation received by Trustees (other than Mr. Sucharda whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) during the year ended December 31, 2015.

Name	Fees Earned in Cash ($)(1)	Unit-based Awards (DTUs) ($)(2)	Option -based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Colum Bastable	64,733	64,733	-	-	-	-	129,466
Thomas F. Farley(3)	155,358	-	-	-	-	-	155,358
Roderick D. Fraser	64,733	64,733	-	-	-	-	129,466
Dennis H. Friedrich(4)	-	-	-	-	-	-	-
Paul D. McFarlane(5)	77,679	77,679	-	-	-	-	155,358
Susan L. Riddell Rose	64,733	64,733	-	-	-	-	129,466

Notes:

(1)	The Annual Fee and any supplemental retainers are paid in U.S. dollars, though Trustees may elect to receive their fees in Canadian dollars. Amounts were converted to Canadian dollars at an the exchange rate of US$1.00=C$1.2768.
(2)	Based on the closing price of a trust unit on the TSX on the grant date of DTUs.
(3)	The compensation shown above for Mr. Farley includes the additional retainer for acting as Chairman of the Board of Trustees.
(4)	Mr. Friedrich did not receive any compensation for serving as a Trustee of BOX.
(5)	The compensation shown above for Mr. McFarlane includes the additional retainer for acting as Chairman of the Audit Committee.

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Outstanding Unit-Based Awards and Option-Based Awards

The following table indicates for each of the Trustees (other than Mr. Sucharda whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) the unit-based awards and option awards outstanding as of December 31, 2015:

	Option-based Awards				Unit-based Awards (DTUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- money Options ($)	Number of Units or Units of Units That Have Not Vested (#)	Market or Payout Value of Unit-based Awards that Have Not Vested ($)	Market or Payout Value of Vested Unit- based Awards Not Paid Out or Distributed(1) ($)
Colum Bastable	-	-	-	-	-	-	$345,631
Thomas F. Farley	-	-	-	-	-	-	-
Roderick D. Fraser	-	-	-	-	-	-	$345,631
Dennis H. Friedrich	-	-	-	-	-	-	-
Paul D. McFarlane	-	-	-	-	-	-	$414,758
Susan L. Riddell Rose	-	-	-	-	-	-	$176,436

Note:

(1)	Based on the closing price of a trust unit on the TSX on December 31, 2015 of $26.06.

Incentive Plan Awards Vested or Earned During 2015

The following table indicates for each of the Trustees (other than Mr. Sucharda whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) the incentive plan awards vested or earned during 2015.

Name	Option-based Awards – Value Vested During the Year ($)	Unit-based Awards – Value Vested During the Year(1) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Colum Bastable	-	64,733	-
Thomas F. Farley	-	-	-
Roderick D. Fraser	-	64,733	-
Dennis H. Friedrich	-	-	-
Paul D. McFarlane	-	77,679	-
Susan L. Riddell Rose	-	64,733	-

Note:

(1)	Based on the closing price of a trust unit on the TSX on the vesting date of the DTUs. Trustee DTUs vest immediately but Trustees do not receive payment in respect of their DTUs until they cease to be Trustees.

Equity Ownership of Trustees

The following table sets out the total number of trust units and DTUs held by Trustees serving on the Board of Trustees as of March 14, 2016, along with the market value of those holdings as at March 14, 2016. See the tables under the heading “Business of the Meeting — Election of Trustees” for information on the individual equity ownership of the Trustee nominees.

Holdings as at March 14, 2016	Trust units (#)	DTUs (#)	Trust units & DTUs (#)	Total Equity(1) ($)
Total	18,983	52,198	71,181	1,965,307

Note:

(1)	Based on the closing price of a trust unit on the TSX on March 14, 2016 of $27.61.

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PART FIVE - REPORT ON EXECUTIVE COMPENSATION

Our executive officers are employed by BPO and we do not directly or indirectly pay any compensation to them. Any variability in compensation paid by BPO to our executive officers has no impact on our financial obligations under our management arrangements with BPO. See “Asset Management Agreement” below for a summary of certain provisions of that agreement, including fees payable under that agreement.

In the year ended December 31, 2015, we paid Brookfield Office Properties Management LP (“BOPM LP”) fees relating to property management services of $13.7 million (compared to $14.1 million in 2014), fees relating to leasing and construction services of $8.3 million (compared to $3.2 million in 2014) and fees relating to asset management and administrative and regulatory compliance services of $19.5 million (compared to $19.0 million in 2014). The registered address for BOPM LP is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3.

BPO determines the total compensation paid to our executive officers. In determining this compensation, BPO considers, among other things, BPO’s business, results of operations and financial condition taken as a whole, including our operations. For a detailed discussion of the objectives of BPO’s compensation program, the elements of its compensation program and how compensation is determined, please refer to “Executive Compensation” in BPO’s most recent Annual Information Form, which is available on BPO’s website at www.brookfieldofficeproperties.com and SEDAR at www.sedar.com.

ASSET MANAGEMENT AGREEMENT

We appointed BOPM LP, a wholly-owned subsidiary of BPO, to provide us with asset management, regulatory compliance and administrative services (the “Asset Management Services”), including:

(i)	providing advisory, consultation and investment management services;

(ii)	causing or supervising the carrying out of all day-to-day management;

(iii)	identifying, evaluating, recommending and structuring acquisitions or dispositions from time to time and assisting in negotiating the terms of such acquisitions or dispositions;

(iv)	arranging for such administrative, executive and management personnel to be provided to us as is reasonably necessary or appropriate to carry out the Asset Management Services;

(v)	providing development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property; and

(vi)	providing such administrative and support services as we require.

BOPM LP’s activities are subject to the supervision and direction of our Trustees and the board of directors of BOPC GP Inc. BPO causes BOPM LP and BPO’s other subsidiaries to provide the Asset Management Services in accordance with the Asset Management Agreement and to make available such administrative, executive and management personnel of BPO to allow BOPM LP to comply with its obligations under the Asset Management Agreement.

Compensation and Reimbursement

BOPM LP receives:

(i)	a monthly base management fee, calculated in arrears, in an amount equal to one-twelfth of 0.25% of our enterprise value in the applicable fiscal month; and

(ii)	an annual incentive fee, calculated in arrears, in an aggregate amount equal to 15% of our funds from operations per trust unit in excess of $1.33, subject to adjustments for certain transactions affecting our trust units (including the subdivision, split, combination or consolidation of our trust units).

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The aggregate amount of the base management fee and the incentive fee payable in respect of any fiscal year will not exceed 0.5% of the greater of (a) our enterprise value for the last fiscal month of such fiscal year, and (b) the simple average of our total enterprise value for each fiscal month of such fiscal year.

If and whenever BOPM LP performs development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property, it will also receive a development fee equal to 10% of the first $2 million of project costs plus 4% of the project costs in excess of $2 million incurred on each project, provided that for projects with estimated costs of over $20 million, the development fee will be separately negotiated.

BOPM LP is also entitled to be reimbursed for the salaries, licensing and training costs and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide certain administrative and regulatory compliance services.

BOPM LP is reimbursed for all reasonable actual out-of-pocket costs and expenses it incurs in connection with the performance of the Asset Management Services. Except as described above, BOPM LP is not reimbursed for the salaries and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide Asset Management Services or overhead for such persons.

Other Terms

The Asset Management Agreement has an initial term of ten years and is automatically renewable for further terms of five years each. At least 12 months prior to the end of the initial term and any renewal term, our independent Trustees will review the performance of BOPM LP and, if they are not satisfied with the performance by BOPM LP of its obligations under the Asset Management Agreement and determine that it is not in our best interests that the Asset Management Agreement be renewed, they may submit the termination of the Asset Management Agreement to a vote of our unitholders. If such termination is approved by at least a majority of the votes cast by our unitholders, we may terminate the Asset Management Agreement at the end of the then current term, provided that we provide BOPM LP with at least three months’ prior written notice and pay BOPM LP a termination fee equal to the aggregate amount paid to BOPM LP in respect of fees paid in the fiscal year preceding the effective date of the termination. If the agreement is not so terminated, it will automatically be renewed.

We may also terminate the Asset Management Agreement upon written notice to BOPM LP: if BOPM LP defaults in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; if BOPM LP engages in any act of fraud, misappropriation of funds or embezzlement against us; if there is an event of gross negligence by BOPM LP in the performance of its duties that results in material harm to us; or in the event of the bankruptcy or insolvency of BOPM LP. BOPM LP may terminate the Asset Management Agreement upon written notice to us: if we default in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; or in the event that we become bankrupt or insolvent.

We will indemnify BOPM LP and its affiliates, directors, officers, agents, members, partners, shareholders, delegates, subcontractors, advisors, employees and other representatives of each of the foregoing from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with the Asset Management Agreement or the Asset Management Services, other than those that are determined by a final and non-appealable judgment or final and binding arbitration decision to have resulted from an indemnified party’s bad faith, fraud, willful misconduct, gross negligence or breach of any material term of the Asset Management Agreement.

The maximum liability of BOPM LP pursuant to the Asset Management Agreement is equal to all amounts we paid in respect of the Asset Management Services in the five most recent fiscal years.

The Asset Management Agreement does not prohibit BOPM LP or its affiliates (including BPO) from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. The Asset Management Agreement provides that any conflicts of interest between us and BOPM LP or its affiliates will be dealt with by BOPM LP in good faith and in a fair, equitable and even-handed manner.

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Performance GraphS

The following shows the cumulative total unitholder return for our trust units (assuming re-investment of distributions) for the last five financial years in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

	2011					2012
	January	March	June	September	December	March	June	September	December
S&P/TSX Composite Total Return Index	$100	$106	$100	$88	$92	$96	$90	$96	$98
Brookfield Canada Office Properties	$100	$102	$105	$105	$118	$119	$136	$142	$148

	2013				2014
	March	June	September	December	March	June	September	December
S&P/TSX Composite Total Return Index	$101	$97	$103	$111	$118	$125	$124	$123
Brookfield Canada Office Properties	$144	$134	$137	$140	$149	$148	$148	$149

	2015
	March	June	September	December
S&P/TSX Composite Total Return Index	$126	$124	$114	$112
Brookfield Canada Office Properties	$160	$152	$141	$150

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The following shows the cumulative total unitholder return for our trust units (assuming re-investment of distributions) since January 9, 2012 which was the date our trust units were listed on the NYSE, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
Value of $100 Investment
9-Jan-12
Q1
Q2
Q3
31-Dec-12
Q1
Q2
Q3
31-Dec-13
Q1
Q2
Q3
31-Dec-14
Q1
Q2
Q3
31-Dec-15
Opening of NYSE and Trading
NYSE Composite Total Return Index
Brookfield Canada Office Properties

	2012					2013
	January	March	June	September	December	March	June	September	December
NYSE Composite Total Return Index	$100	$88	$81	$88	$90	$124	$126	$133	$144
Brookfield Canada Office Properties	$100	$100	$111	$121	$125	$119	$108	$111	$111

	2014				2015
	March	June	September	December	March	June	September	December
NYSE Composite Total Return Index	$147	$154	$151	$154	$156	$156	$142	$148
Brookfield Canada Office Properties	$112	$116	$111	$107	$107	$102	$88	$92

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Trend

We pay fees to BOPM LP determined in accordance with the terms of the Asset Management Agreement, which fees do not track and are not affected by the market value of our trust units. As described above, our executive officers are employed by BPO and we do not directly or indirectly pay any compensation to them. The factors that BPO considers in setting the compensation of our executives and the relationship with their compensation to the performance of the common shares of BPO are set out in the “Executive Compensation” section of BPO’s most recent Annual Information Form, which is available on BPO’s website at www.brookfieldofficeproperties.com and SEDAR at www.sedar.com.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Our executive officers are employed by BPO and we do not determine the amounts payable to the executive officers or directly or indirectly pay any compensation to them. We are providing the disclosure below to comply with applicable Canadian securities laws. The following officers qualify as our named executive officers: (a) T. Jan Sucharda (our Chief Executive Officer) and (b) Bryan K. Davis (our Chief Financial Officer).

As Messrs. Sucharda and Davis were compensated as officers of BPO, all references to options, common shares or units and deferred share units in this and the following section are to securities of BPO for periods prior to June 9, 2014 and to securities of BPY for periods after June 9, 2014.

The following table sets out the compensation paid to the Chief Executive Officer and Chief Financial Officer.

			Share-	Option-	Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	based Awards ($)	based Awards(1) ($)	Annual Incentive Plans(2)	Long-term Incentive Plans	Pension Value $	All Other Compensation ($)3)	Total Compensation ($)
T. Jan Sucharda(4)	2015	495,000	–	503,687	495,000	–	–	24,930	1,518,617
President and CEO,	2014	480,000	–	1,812,332	480,000	–	–	24,270	2,796,602
Cdn Commercial Operations	2013	465,000	–	840,887	565,000	–	–	23,820	1,894,707

Bryan K. Davis(5)	2015	638,400	–	–	638,400	–	–	–	1,276,800
Chief Financial	2014	496,845	–	586,690	496,845	–	–	–	1,580,380
Officer	2013	437,538	–	667,075	437,538	–	–	–	1,542,150

Notes:

(1)	These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions, and converted to Canadian dollars at the five day weighted volume average price exchange rate. For 2015, Mr. Davis was awarded 79,000 BAM options valued at $5.29 per option calculated using the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting under the Brookfield Asset Management share option plan.
(2)	These amounts represent the cash bonus awarded to each Named Executive Officer.
(3)	These amounts represent annual retirement savings contributions.
(4)	Mr. Sucharda did not receive any additional compensation for acting as Trustee of BOX.
(5)	Compensation was paid in U.S. dollars and is converted to Canadian dollars at the exchange rate of US$1.00=C$1.2768 for the year 2015, US$1.00=C$1.1041 for the year 2014 and US$1.00=C$1.0295 for the year 2013.

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Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the named executive officers all BPY option- and share- based awards outstanding as at December 31, 2015.

	Option-based Awards				Share-based Awards (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In- the-money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share- based Awards Not Paid Out or Distributed ($)
T. Jan Sucharda	14,200	17.4761	12/31/2019	208,471.01	–	–	–
	40,000	24.1317	12/31/2020	321,018.40	–	–	–
	94,800	24.8097	12/31/2021	696,537.98	–	–	–
	120,000	23.2462	12/31/2022	1,069,323.36	–	–	–
	664,951	28.4904	06/07/2024	2,438,245.65	–	–	–
	213,588	28.4904	06/07/2024	783,185.55	–	–	–
	59,528	28.4904	06/07/2024	218,277.57	–	–	–
	143,024	34.8416	02/12/2025	0.00
Bryan K. Davis	20,000	18.0850	12/31/2019	281,444.58	–	–	–
	40,000	24.1317	12/31/2020	321,018.40	–	–	–
	86,400	24.8097	12/31/2021	634,819.42	–	–	–
	112,000	23.2462	12/31/2022	998,035.14	–	–	–
	876,291	28.4904	06/07/2024	3,213,188.22	–	–	–
	169,439	28.4904	06/07/2024	621,299.77	–	–	–
	25,000	34.8416	02/12/2025	0.00	–	–	–
	111,130	34.8416	02/12/2025	0.00	–	–	–

Note:

(1)	Represents the exercise price as converted from U.S. dollars to Canadian dollars at the mid-market exchange rate on December 31, 2015 of US$1.00=C$1.3837.
(2)	The “in-the-money” value is the amount by which the market value of BPY’s units under option exceeded the exercise price of such options. The market value of BPY’s units is based on the closing price of a unit on the NYSE on December 31, 2015 of US$23.24. U.S. dollar amounts are converted to Canadian dollars at the mid-market exchange rate on December 31, 2015 of US$1.00=C$1.3837.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates for each of the named executive officers the value of all option-based and share-based and non-equity based incentive plan awards that vested or were earned during 2015.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(2) ($)

T. Jan Sucharda	1,224,402	–	495,000
Bryan K. Davis	1,209,750	–	638,400

Notes:

(1)	The value is the amount by which the market value of BPY’s units under option exceeded the exercise price of such options on the vesting date. The market value of BPY’s units is based on the closing price of a unit on the NYSE for U.S. dollar denominated options. U.S. dollar amounts are converted into Canadian dollars at the Bloomberg mid-market exchange rate on the vesting date.
(2)	Represents the cash bonus awarded to each Named Executive Officer for 2015. Amounts paid to Mr. Davis were paid in U.S. dollars and are converted to Canadian dollars at the exchange rate of US$1.00=C$1.2768.

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APPROACH TO RISK MANAGEMENT

BOX has engaged BOPM LP to provide asset management services for BOX under the long-term Asset Management Agreement. BPO owns an aggregate equity interest in BOX of approximately 57%. We believe that BPO’s substantial ownership interest in BOX, together with BPO’s compensation structure under the Asset Management Agreement, which includes an incentive component as described under the heading “– Asset Management Agreement”, fully align BPO’s interests with those of our other unitholders. The Board has not identified any risks with our compensation policies and practices that are reasonably likely to have a material adverse effect on us.

Our executive officers are employed and compensated by BPO. As a result, the Board has not established a compensation committee and has never engaged a compensation consultant or advisor. BPO’s compensation policies and practices focus on long-term incentives and are intended to encourage management to make decisions and take actions that will create long-term sustainable cash flow growth and result in improvement in long-term shareholder value. BPO has developed formal policies that encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly. Details regarding these policies and on BPO’s approach to executive compensation generally are set out in “Executive Compensation” in BPO’s most recent Annual Information Form, which is available on BPO’s website at www.brookfieldofficeproperties.com and SEDAR at www.sedar.com.

Trustees and executive officers may not enter into transactions, including purchasing financial instruments, which have the effect of hedging the economic value of any direct or indirect interests of the Trustee or executive officer in our common equity.

PART SIX – OTHER INFORMATION

INDEBTEDNESS OF TRUSTEES, OFFICERS AND EMPLOYEES

None of our executive officers, Trustees or employees or former executive officers, Trustees or employees and none of BOPM LP, the executive officers or directors of Brookfield Office Properties Management Corporation, the general partner of BOPM LP, or any associate or affiliate of any such person, is as of the date hereof, or has been since January 1, 2015 indebted to us.

LIABILITY OF TRUSTEES

Our Declaration of Trust contains customary provisions limiting the liability of our Trustees. The Trustees will not be liable to any of our unitholders or any other person, in contract, tort or otherwise, unless such liabilities arise out of a breach of the Trustees’ standard of care, diligence and skill or breach of the restrictions on the Trustees’ powers as set out in the Declaration of Trust. In the exercise of the powers, authorities or discretion conferred on our Trustees under the Declaration of Trust, the Trustees are and will be conclusively deemed to be acting as trustees of our assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to us or our assets.

TRUSTEES’ AND OFFICERS’ LIABILITY INSURANCE

We maintain and pay for insurance for our Trustees and officers under policies arranged by our ultimate parent, Brookfield Asset Management Inc., with a combined annual limit of $50 million. The limit is not exclusive to each entity insured under the policies. Under this insurance coverage, we will be reimbursed for indemnity payments made to Trustees or officers as required or permitted by law or under provisions of our Declaration of Trust as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by our Trustees and officers during the course of their duties as such. This insurance also provides coverage to our individual Trustees and officers without any deductible if we do not indemnify them. The insurance coverage for Trustees and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, as of the date hereof, none of our Trustees, officers or associates of a Trustee or officer nor, to the knowledge of our Trustees or officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any of our material transactions nor do any such persons have a material interest, direct or indirect, in any of our proposed transactions.

In the normal course of our operations, we enter into various transactions on market terms with related parties, including intercompany loans, putting amounts on deposit with affiliates, acquiring insurance and leasing office space. We pay fees to BOPM LP under our Management Agreements as described under the heading “Report on Executive Compensation” and in the “Management Agreements” section of our Annual Information Form.

In addition, BPO has undertaken to us not to rely on the exemptions from the minority approval requirement contained in sections 4.6(1)(a) and 5.7(g) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), or any discretionary exemption having a similar effect granted by the Canadian securities regulators, in connection with any “business combination” or “related party transaction” (as such terms are defined in MI 61-101) in respect of which BPO or any of its affiliates is an “interested party” (as such term is defined in MI 61-101). This undertaking will terminate in the future if BPO and its affiliates hold in aggregate an equity interest in BOX of 75% or less for a period of 12 months. BPO has also undertaken that prior to completing a disposition, restructuring or development of any of the assets that it retained in the transaction in which we were formed in circumstances where we are permitted and have the financial capacity to participate, it will (except where otherwise restricted or where the transaction involves a broader enterprise) notify and discuss with our independent Trustees in good faith our participation in such transaction prior to or concurrent with discussing the same with other parties.

AVAILABILITY OF DISCLOSURE DOCUMENTS

We will provide any person or corporation, upon request, with a copy of:

(1)	our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;
(2)	our comparative financial statements for the fiscal year ended December 31, 2015, together with the report of the auditors thereon;
(3)	our most recent annual report, which includes management’s discussion and analysis of financial conditions and results of operations (“MD&A”);
(4)	our interim financial statements for the periods subsequent to the end of BOX’s fiscal year and the MD&A thereon; and
(5)	this management proxy circular.

Financial information for the fiscal year ended December 31, 2015 is provided in our comparative financial statements and MD&A, which are included in our most recent annual report.

Requests for the above-mentioned disclosure documents can be made to our Investor Relations department by mail at Brookfield Place, 181 Bay Street, Box 770, Toronto, Ontario M5J 2T3, by calling 1-855-212-8243 or by e-mail to investor.relations@brookfield.com. Copies of these documents and additional information relating to BOX are also available on our website at www.brookfieldcanadareit.com or BOX’s SEDAR profile at www.sedar.com.

Other Business

The Trust knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.

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Trustees’ Approval

The contents and sending of this Circular have been approved by the Trustees of the Trust.

(signed) “Deborah R. Rogers”

DEBORAH R. ROGERS
Secretary

Toronto, Ontario

March 14, 2016

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APPENDIX A – GOVERNANCE GUIDELINES

1.	INTRODUCTION

Governance relates to the activities of the board of trustees who are elected by and are accountable to the unitholders, and takes into account the role of the senior officers of Brookfield Canada Office Properties (“BOX” or the “Trust”) who are appointed by the board of trustees in consultation with Brookfield Office Properties Inc. (“BPO”) and who are charged with the ongoing management of BOX.

The board of trustees (the “Board”) of the Trust is of the view that the governance policies and practices of BOX, outlined below (the “Governance Guidelines”) are comprehensive and consistent with requirements of the New York Stock Exchange rules on corporate governance, the provisions of the Sarbanes Oxley Act of 2002 and Canadian securities laws and the practices of Canadian public issuers in similar circumstances to the Trust.

The Board will revise these Governance Guidelines from time to time based on its assessment of the Trust’s needs and legal and regulatory developments and changes in practices. The Trust’s Governance and Nominating Committee will review these Governance Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.	ROLE AND FUNCTIONS OF THE BOARD

The role of the Board is to oversee the business and affairs of the Trust which are conducted by its officers under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of BOX. The Board endeavors to ensure that unitholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Trust including its suppliers, customers, creditors and the communities in which it operates.

In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:

Strategic planning

a)	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Trust and monitoring performance of the Trust under the plan;

b)	oversee the financial and business strategies and objectives included within the business plan;

Oversight of management

a)	oversee the provision of management, human resource, legal and other services;

b)	together with BPO, develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

c)	together with BPO, oversee the selection and evaluation of the Chief Executive Officer;

d)	together with BPO, oversee the selection and evaluation of other senior officers;

e)	together with BPO, monitor succession planning of the Chief Executive Officer and other senior officers;

f)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers;

Risk assessment and management

a)	assess the major risks facing the Trust and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

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Public disclosure and financial reporting

a)	oversee the Trust’s public disclosure and financial reporting, review and monitor the Trust’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with the Trust’s Code of Business Conduct and Ethics (the “Code”) to ensure that the Trust maintains its integrity and accountability;

Governance

a)	ensure an appropriate system of governance is in place so the Board and the senior management can operate effectively, in the best interests of the Trust;

b)	confirm that processes are in place for the Trust and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

c)	oversee the creation of a culture of integrity throughout the organization;

Approval of certain matters

a)	approve all material transactions for the Trust; and

b)	approve those matters that may not be delegated by the Board under applicable law and the Declaration of Trust of BOX as may be amended from time to time, including, among others, the issuance of securities of the Trust (except in the manner and on terms authorized by the Board), the declaration of distributions and the repurchase or redemption of units of the Trust, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation of the day-to-day management of the business of the Trust.

3.	QUALIFICATIONS OF TRUSTEES

Trustees are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Trust and its unitholders. They are also expected to possess skills and competencies in areas that are relevant to the Trust’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Trust.

Each trustee must have an understanding of the Trust’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Trust relative to its principal competitors. Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise the Chair of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, resign from the Board.

4.	COMPOSITION OF BOARD

Size of Board and selection process

The trustees of the Trust are elected each year by the unitholders at the annual meeting of unitholders, or otherwise in accordance with the Declaration of Trust of BOX. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation the Board proposes a slate of nominees to the unitholders for election. Any unitholder may propose a nominee for election to the Board by means of a unitholder proposal, at the annual meeting.

The Board also recommends the number of trustees on the Board for approval to the unitholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that seven trustees is an appropriate size for the Board and its committees to operate effectively.

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Independence of trustees and representation of unitholders interests

The Board, with the assistance of the Governance and Nominating Committee, determines whether each trustee is an “Independent Trustee”. In making these determinations, the Board annually examines each individual trustee’s circumstances and his or her relationship to the Trust and its affiliates and evaluates if he or she meets the definition of an Independent Trustee. In determining independence, the Board relies on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. Generally, an Independent Trustee means a trustee who has been affirmatively determined by the Board to have no material relationship with the Trust, either directly or indirectly as a partner, unitholder or officer of an organization that has a relationship with the Trust. A material relationship is a relationship that could, in the Board’s determination, reasonably interfere with the exercise of a trustee’s independent judgment. Trustees have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

Financial literacy

Each member of the Audit Committee shall be financially literate. The term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust’s financial statements.

Chair(s)

The Board will in each year elect from among its members a Chair who is not the Chief Executive Officer. The Chair of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chair which is attached as an appendix to these Governance Guidelines. The Board may also appoint a Co-Chair or Vice-Chair where it believes this would enhance the operations of the Board. In this case, the Co-Chair or Vice-Chair will share the responsibilities of the Chair.

Election of trustees

Every unitholder of the Trust is entitled to cast one vote per unit held in the election of trustees.

Term

All trustees elected at the annual meeting of unitholders of the Trust are elected for a term of one year. The Trust does not have a mandatory age for the retirement of trustees, as the Governance and Nominating Committee determined that such limits may deprive the Trust and its unitholders of the contributions of members who have been able to develop, over time, valuable insights into the Trust, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to an approved trustee criteria and skill requirements matrix and recommends changes as appropriate.

Board succession

The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Trust’s needs and the interests of its unitholders. In considering new nominees to the Board, the Committee shall consider the following criteria:

a)	the competencies and skills necessary for the Board, as a whole, to possess;

b)	the competencies and skills that each existing trustee possesses; and

c)	the competencies and skills each new nominee will bring to the boardroom.

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5.	MEETINGS

The Board has meetings at least once in each quarter, with additional meetings held when required. The Independent Trustees have meetings with only Independent Trustees present prior to or following all regular Board meetings.

Additional Board meetings may be called by the Chair, the Chief Executive Officer or any trustee on proper notice.

The Chair is primarily responsible for the agenda. Prior to each Board meeting, the Chair discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any trustee may propose the inclusion of items on the agenda, request the presence of or a report by any senior officer, or at any Board meeting raise subjects that are not on the agenda for that meeting.

The Governance and Nominating Committee generally has meetings four times a year and the Audit Committee generally has meetings four times a year, and both committees have additional meetings when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Trust. The Chair of the Board, the Chief Executive Officer and any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the Chief Financial Officer or the Trust’s auditor.

Notice of the place, day and time of each Board or committee meeting must be served on each trustee at least 48 hours prior to the meeting, however, meetings may be held at any time without notice if all of the trustees or committee members are present, or if all absent trustees or committee members have waived notice. The notice need not state the purpose or purposes for which the meeting is being held.

Procedures for Board meetings

Procedures for Board meetings are determined by the Chair unless otherwise determined by the Declaration of Trust of BOX or a resolution of the Board.

Procedures for committee meetings are determined by the committee chair unless otherwise determined by the Declaration of Trust of BOX or a resolution of the committee or the Board.

A quorum for any Board meeting is not less than a majority of trustees and for any committee meeting is not less than a majority of the committee members, unless the trustees fix the quorum otherwise.

The Chair may vote as a trustee at any meeting, but does not have a second or casting vote in the case of an equality of votes.

The Secretary of the Trust keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

6.	TRUSTEES’ RESPONSIBILITIES

Trustee orientation and continuing education

The Chief Financial Officer and the Secretary of the Trust, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new trustees regarding the role of the Board, its committees and its trustees. Generally, new trustees are provided with materials describing the Trust’s business and governance policies and procedures and they also meet individually with the Chief Executive Officer and the Chair to learn about the Trust and its operations.

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Attendance and participation

Each trustee is expected to attend all meetings of the Board and any committee of which he or she is a member. A trustee who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.

In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the trustees’ understanding of the matters considered. Trustees are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Service on other boards and audit committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must advise the Chair in advance of accepting an invitation to serve on the board of another public company and, as a general rule, trustees are not allowed to join a board of another public company on which two or more other trustees of the Trust serve.

Members of the Audit Committee may not serve on the audit committees of three or more other public companies without the prior approval of the Chair of the Board.

Access to independent advisors

In furtherance of its responsibilities to the Trust, the Board and any committee may at any time retain financial, legal or other advisors at the expense of the Trust and may determine the advisors’ fees and other retention terms. In furtherance of his or her responsibilities to the Trust, any trustee may, subject to the approval of the Chair, retain an advisor at the expense of the Trust.

7.	COMMITTEES OF THE BOARD

General

BOX believes that Board committees assist in the effective functioning of the Board and that the appropriate composition of the Trust committees should enable the views of the Independent Trustees to be effectively represented.

The Board has two standing committees: the Audit Committee and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for governance matters, the Audit and Governance and Nominating Committees have specific responsibilities for certain aspects of governance, in addition to their other responsibilities, as described below.

The Board does not have a separate committee responsible for executive compensation because management compensation is determined by BPO.

The Audit Committee and Governance and Nominating Committee are comprised solely of Independent Trustees.

The following is a brief description of the mandate of each standing committee:

Audit Committee

The Audit Committee is responsible for monitoring the Trust’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Trust’s external auditors. The committee is also responsible for reviewing the Trust’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis and results of operations prior to their approval by the full Board. In addition, the Audit Committee is responsible for recommending to the Trust the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors.

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Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess periodically the size and composition of the Board and its committees, to implement procedures for trustee appointment and removal, to assess effectiveness of the performance of the Board and its trustees, to review the Code and to ensure its continued applicability, to review the Governance Guidelines, to review and recommend trustees’ compensation, and to monitor its relations with BPO in its capacity as manager of BOX.

Committee Chair

The Audit and Governance and Nominating Committees are each chaired by an Independent Trustee. Each committee Chair is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings.

Committee charters

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. Copies of each charter are posted on the Trust’s website, www.brookfieldcanadareit.com.

8.	EVALUATION OF BOARD, TRUSTEES AND COMMITTEES

The Governance and Nominating Committee in consultation with the Chair will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Governance Guidelines and in their respective committee charters. Each year, a detailed survey is sent to trustees regarding the effectiveness of the Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the Board and committee structure and processes, the Trust’s strategic direction, the Board’s operational oversight and the Board’s relationship with management. The results of this survey are prepared by the Secretary of the Trust (without identifying individual directors) and reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. The Board has decided not to evaluate individual Board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the Board.

9.	MANAGEMENT

Management Arrangements

BOX is a major component of the Canadian real estate division of BPO. A subsidiary of BPO provides the Trust with asset and property management services, as well as certain regulatory compliance and administrative services, to BOX under an asset management agreement and a property management agreement, both of which have been set at market terms and align the interests of BPO with those of other unitholders.

The senior officers of the Trust are employees of BPO but the selection and evaluation of the senior officers is done by the Board in consultation with BPO. The senior management of the Trust apportions their time between matters related to the Trust and matters related to other parts of BPO’s business as necessary. No cash compensation is paid by the Trust directly to its senior management in their capacity as such. Senior management receives their compensation from BPO.

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It is the responsibility of the Board and the senior management of the Trust to ensure the Trust’s assets are being used in the best interests of the Trust, including to create wealth for its unitholders. When performance of either the senior management of the Trust or BPO is found to be inadequate, the Board has the responsibility to bring about appropriate change.

The Board, in consultation with BPO, has developed a position description of the Chief Executive Officer which is attached as an appendix to these Governance Guidelines. The Board, in consultation with BPO, annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed. Similar reviews and assessments are undertaken for other senior management personnel in consultation with BPO and the Chief Executive Officer.

Management’s and BPO’s relationship to the Board

BPO, in its capacity as manager of BOX, and senior management of the Trust report to and are accountable to the Board. At its meetings, the Board regularly engages in private sessions with the Trust’s Chair and Chief Executive Officer without other senior management present.

Business plans are developed for the Trust to ensure the compatibility of unitholder, Board and senior officers’ views on the Trust’s strategic direction, performance targets and utilization of unitholders’ equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by the Chief Executive Officer. The Board’s approval of the annual business plan then provides a mandate for senior management and BPO to conduct the affairs of the Trust knowing it has the necessary support of the Board. Material deviations from the plan are reported to and considered by the Board.

Board access to management

Information provided by management to trustees is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by the management of corporate developments and key decisions taken by them in pursuing the Trust’s business plan and the attainment of its objectives. The trustees periodically assess the quality, completeness and timeliness of information provided by the senior management to the Board. Trustees also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of the Trust.

Management succession

The Board in consultation with BPO maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

10.	COMMUNICATION AND DISCLOSURE POLICIES

The Trust has adopted a Disclosure Policy and Personal Trading Policy which set out the policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of these policies are to ensure that communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. These policies are reviewed annually by the Board.

The Trust endeavors to keep its unitholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information about BOX and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Trustees and senior management meet with the unitholders at the annual meeting and are available to respond to questions at that time. Unitholders who wish to contact the Chairman or other Board members can do so through the Secretary of the Trust.

The Trust also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Trust’s financial results. The Trust also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Trust’s designated spokespersons.

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11.	TRUSTEE COMPENSATION

Trustees who are officers of the Trust or any of its affiliates do not receive any compensation for service as trustees of the Trust.

The Board, through the Governance and Nominating Committee, periodically reviews the compensation paid to Independent Trustees, taking into account the complexity of the Trust’s operations, the risks and responsibilities involved in being a trustee of the Trust, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to trustees of comparable companies.

Trustees are reimbursed by the Trust for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as trustees.

12.	BROOKFIELD’S CODE OF BUSINESS CONDUCT AND ETHICS

The Board encourages senior officers to create a culture of integrity throughout the organization. The Board expects all trustees, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code which formally sets out standards for behaviour and practice. The Board monitors compliance with the Code, in part, through the whistle blowing procedures described therein which mandates that all trustees, officers and employees report breaches of the Code and may do so anonymously using the Trust’s third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances. Exceptions for trustees may only be made by the Governance and Nominating Committee and exceptions for employees (other than the Chief Executive Officer) must be approved by the Chief Executive Officer and exceptions for the Chief Executive Officer must be approved by the Chairman of the Board. Any waiver will be disclosed by the Trust to the extent required by law, regulation or stock exchange requirement.

13.	PROHIBITION ON PERSONAL LOANS

The Trust will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any trustee or officer.

14.	INDEMNIFICATION AND INSURANCE

In accordance with the Declaration of Trust of the Trust and applicable laws, present and former trustees and officers are each indemnified by the Trust.

In addition, the Trust maintains directors and officers insurance. Under this insurance coverage, the Trust and certain of its associated companies are reimbursed for indemnity payments made to trustees, directors or officers as required or permitted by law or under provisions of its Declaration of Trust or by-laws (as applicable) as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by trustees, directors and officers during the course of their duties as such. This insurance also provides coverage to individual trustees and officers without any deductible if they are not indemnified by the Trust. The insurance coverage for trustees, directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

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15.	CONFLICTS OF INTEREST

Each trustee is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Trust. If a trustee has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

16.	CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from unitholders of the Trust. You may contact one or more members of the Board or its committees by writing to the Trust’s Secretary at:

Board of Trustees of Brookfield Canada Office Properties
c/o Brookfield Canada Office Properties
181 Bay Street, Suite 330
Toronto, Ontario M5J 2T3

Amended and Affirmed by the Board of Trustees on January 25, 2016

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APPENDIX

Position description of Chair

The Chair of the Board of BOX is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chair will:

a)	provide leadership to foster the effectiveness of the Board;
b)	ensure there is an effective relationship between the Board, senior officers of the Trust and BPO, in its role as provider of management, human resource and other services;
c)	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;
d)	in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;
e)	ensure that all trustees receive the information required for the performance of their duties, including information relevant to each meeting of the Board;
f)	chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual trustees and confirming that clarity regarding decision-making is reached and accurately recorded;
g)	together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual trustees, and make recommendations to the Governance and Nominating Committee for changes when appropriate;
h)	work with the Chief Executive Officer and BPO to monitor progress on strategic planning, policy implementation and succession planning; and
i)	provide additional services requested by the Board.

Position description of Chief Executive Officer

The Chief Executive Officer of BOX is responsible for providing the leadership of the Trust and, subject to the direction provided by the Board, managing the business and affairs of the Trust. In fulfilling his or her responsibilities, the Chief Executive Officer will:

a)	develop and present to the Board for approval business plan for the Trust, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;
b)	develop and present to the Board for approval annual capital and operating plans to implement the Trust’s business plan, together with key financial and other performance goals for the Trust’s activities, and report regularly to the Board on the progress against these goals;
c)	manage the operations of the Trust in accordance with the business, capital and operating plans approved by the Board;
d)	act as the primary spokesperson for the Trust;
e)	recommend to the Board the appointment or termination of senior officers of the Trust;
f)	present to the Board for approval annually an assessment of the senior officers of the Trust together with a succession plan that provides for the orderly succession of senior officers including the recruitment, training and development required;
g)	together with the Trust’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Trust’s financial reporting and public disclosure; and
h)	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

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